SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2016

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Special Meeting of Shareholders scheduled for September 29, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

YAVNE, Israel – September 26, 2016 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, reported that its controlling shareholder, Willi Food Investments Ltd., reported that Israel 18 B.V., the indirect controlling shareholder of the Company, notified the Economic Department of the Tel-Aviv District Court in connection with an ongoing lawsuit involving Mr. Naftali Shani and Adv. Arnon Gicelter as plaintiffs, and Israel 18 as the defendant, that it entered into a loan agreement with Ta'aman Food Marketing Ltd., pursuant to which Ta'aman will extend a loan to Israel 18 for the purpose of repaying the entire debt owed by Israel 18 to the plaintiffs, subject to receipt of Court approval.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: September 26, 2016